1(212) 318-6053

keithpisani@paulhastings.com

December 9, 2021

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Margaret Schwartz

Re:	TPCO Holding Corp.

Amendment No. 3 to Registration Statement on Form 10-12G

Filed October 27, 2021

File No. 000-56348

Ladies and Gentlemen:

On behalf of TPCO Holding Corp. (the “Company”), we are transmitting for filing one copy of the Amendment No. 4 (the “Amendment”) to the above-referenced registration statement on Form 10 marked to show the changes made to Amendment No. 3 to the above-referenced registration statement on Form 10 (“Amendment No. 3”) filed with the Securities and Exchange Commission (the “Commission”) on October 27, 2021.

This Amendment is being filed in response to the comment with respect to Amendment No. 3 received from the staff of the Commission (the “Staff”) by letter dated November 16, 2021. For your convenience, we have incorporated the comment into this response letter in italics. Capitalized terms used herein but not defined herein shall have the meanings assigned to them in the Amendment.

Amendment No. 3 to Registration Statement on Form 10-12G

Exhibits

1.

We note your response to our prior comment number 8. We disagree that the Brand Strategy Agreement and Roc Binding Heads of Terms are not material agreements required to be filed pursuant to Item 601(b)(10) of Regulation S-K. Based on your

Office of Life Sciences

December 9, 2021

disclosures in the document, the agreements appear to provide for more than just ordinary course marketing arrangements. In particular, we note that the agreements provide for Jay- Z to serve as your Chief Visionary Officer overseeing “the development and promotion of brands that leverage [your] vision, cultural influence and social impact mission.” Additionally, the agreements provide for the creation of a social equity fund and the promotion of social equity, which you state will be a “core part of your business.” Further, the agreements give SC Branding, LLC a right of first refusal over MonoGram, which you describe as a core trademark that has also received nationwide attention. And finally, we note that your future payment obligations pursuant to the agreements comprise a significant portion of your revenues based on the financial figures presented elsewhere in the document. Accordingly, please file these agreements as exhibits to your Form 10.

The Company has filed the above-referenced agreements as exhibits 10.14 and 10.15 to the Amendment in response to the Staff’s comment. The Company has redacted certain portions of these exhibits pursuant to Item 601(b)(10)(iv) of Regulation S-K.

*    *    *

If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at (212) 318-6053 or Barry A. Brooks at (212) 318-6077. We thank the Staff in advance for its assistance.

Sincerely,

/s/ Keith Pisani

Keith D. Pisani

for PAUL HASTINGS LLP

Enclosures